New oral contraceptive Yasmin(R) approved in U.S.

Berlin, Germany, May 14, 2001; Schering AG, Germany (FSE: SCH, NYSE: SHR), announced today that the U.S. Food and Drug Administration (FDA) approved Yasmin(R) (drospirenone and ethinylestradiol) late on May 11, 2001. Yasmin(R) is a low-dose, monophasic oral contraceptive and the first and only birth control pill to contain the unique progestin, drospirenone.

"Because of the unique features of Yasmin(R), which has been successfully introduced in Europe, we can now also offer women in the U.S. an important new option in contraception", said Dr. Hubertus Erlen, Chairman of the Executive Board of Schering AG. "With Yasmin(R), along with the introduction of the levonorgestrel-releasing intrauterine system Mirena(R) early this year and our recently approved leukemia drug Campath(R), we strengthen our position for growth in the U.S. considerably".

Drospirenone is different from the progestins currently available in other oral contraceptives. In its effect it is very similar to the naturally occurring hormone, progesterone. Based on its mild anti-mineralocorticoid activity, drospirenone can counteract estrogen-based water retention in the body. In addition, Yasmin(R) shows antiandrogenic properties.

Berlex Laboratories, Inc., the U.S. subsidiary of Schering AG, Germany, is planning to introduce the new contraceptive pill in the U.S. during the next weeks beginning in June 2001.

Yasmin(R) successfully passed the European Regulatory Process last year and is now approved in all EU member states and in several other countries. Germany was the first country where the product was introduced in November 2000. Meanwhile, Yasmin(R) is available in several European countries, and over 500,000 women in Europe are currently using the product. The acceptance of the product exceeded our expectations in the first months following its launch.

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Fertility Control and Hormone Therapy, Diagnostics and Radiopharmaceuticals, Dermatology as well as Therapeutics for disabling diseases, e.g. multiple sclerosis, leukemia and solid tumors. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network with external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life.

An electronic version of this news release - as well as additional information about Schering AG - is available at www.schering.de

Berlin, Germany, May 14, 2001
Schering AG
Corporate Communication

For further information please contact:
Oliver Renner - Business and Financial Communication:
Tel.: +49-30-468 124 31;
Fax: +49-30-468 166 46;
eMail: oliver.renner@schering.de

Dr Monika Klutz-Specht - Pharma Communication:
Tel.: +49-30-468 154 35;
Fax: +49-30-468 167 10;
eMail: monika.klutzspecht@schering.de

Peter Vogt - Investor Relations:
Tel.: +49-30-468 128 38;
Fax: +49-30-468 166 46;
eMail: peter.vogt@schering.de